Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Lincoln Partners Group Royalty Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees Previously Paid	(1)	$5,436,426.50		$750.77

Total Transaction Valuation:		$5,436,426.50
Total Fees Due for Filing:				$750.77
Total Fees Previously Paid:				750.77
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares, based upon the Fund’s net asset value as of December 31, 2025.

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Section 6(b) Filing Fee Rate Advisory for Fiscal Year 2026, equals $138.10 per million dollars of the value of the transaction.